EXHIBIT 3.2

[CONSOLIDATED WATER LOGO]

CERTIFIED EXTRACT FROM THE MINUTES OF THE ANNUAL GENERAL
MEETING OF CONSOLIDATED WATER CO. LTD. (“THE COMPANY”) HELD ON
THE 11TH DAY OF AUGUST 2004.

IT WAS RESOLVED as a Special Resolution that the Company’s Articles of Association be amended as follows:

(1) By the deletion of Article 8.04;

(2)	By the renumbering of the first of the two Articles numbered 8.05 as 8.04;

(3) By the deletion from the first sentence of Article 9.02 of the words ‘but in either case the Directors shall have the same right to decline or suspend registration as they would have had in the case of a transfer by the holder’, together with the comma immediately preceding these words.

/s/ Brent Santha

Certified by the Company Secretary
Brent J. Santha